UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

OBA FINANCIAL SERVICES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

67424G101
(CUSIP Number)

Christopher DeMuth, Jr. c/o Rangeley Capital, LLC 3 Forest Street New Canaan, Connecticut 06840 203-801-9970
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67424G101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rangeley Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

237,993

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

237,993

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,993

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	67424G101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rangeley Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

237,993

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

237,993

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,993

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	67424G101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher DeMuth, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

237,993

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

237,993

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,993

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	67424G101

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is Common Stock, par value $0.01 per share ("Common Stock") of OBA FINANCIAL SERVICES, INC. ("OBAF").  OBAF is the holding company for OBA Bank, a community-oriented bank which provides a variety of financial services to small businesses and individuals in Maryland.  OBAF'S principal executive offices is located at 20300 Seneca Meadows Parkway, Germantown, Maryland 20876.

Item 2.	Identity and Background.
(a)
This Schedule 13D is being filed by (i) Rangeley Capital, LLC, a Delaware limited liability company (ii) Rangeley Capital Partners, LP, a Delaware limited partnership and (iii) Christopher DeMuth, Jr.  These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

	(b)	The business office of the Reporting Persons is 3 Forest Street, New Canaan, Connecticut 06840.

	(c)	Rangeley Capital, LLC is the investment manager of Rangeley Capital Partners, LP. Christopher DeMuth, Jr. is the managing member of Rangeley Capital, LLC.

	(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

	(f)	Christopher DeMuth, Jr. is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital and the respective funds of the private investment vehicle over which the Reporting Persons exercise investment discretion.

Item 4.	Purpose of Transaction.

On the Schedule 13D filed on December 27, 2013, the Reporting Persons disclosed that they sent a letter to the Board of Directors of OBAF to indicate their position that it was an ideal time to contemplate a strategic change in order to increase shareholder value going forward.  At that time, the Reporting Persons believed that it was not in the best interests of OBAF stockholders to operate at its current size and the best solution for OBAF's owners would probably be to consolidate into a larger institution.  A copy of the letter was attached as Exhibit A to the Schedule 13D dated December 27, 2013.

As of the date of this filing, the Reporting Persons have sent a subsequent letter to the Board of Directors of OBAF to indicate their support for the merger with F.N.B Corporation.  The Reporting Persons believe this transaction is in the best interest of shareholders of both companies as well as the customers of OBA Bank.  As such, the Reporting Persons indicated in the letter their current intention to vote in favor of the merger.  A copy of this letter is attached as Exhibit A.

The shares of Common Stock covered by this Schedule 13D were acquired by Rangeley Capital, LLC for investment purposes in the ordinary course of business.  The Reporting Persons are engaged in the business of securities analysis and investment.  The Reporting Persons analyze the operations and capital structure of companies in which they invest, including OBAF, on a continuous basis through analysis of the documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these analytical activities, one or more of the Reporting Persons may issue articles, participate in interviews or hold discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

However, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

(a-e)
As of February 7, 2014, 4,038,006 shares of OBAF's Common Stock were outstanding (as disclosed on OBAF's Form 10-Q dated February 14, 2014).  The aggregate number and percentage of Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this Schedule 13D.

The number of shares of Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by each Reporting Person during the past 60 days are set forth in Exhibit C and were all effected in broker transactions.

Each Reporting Person specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent of its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.
	Exhibit No.	Description

	A	Letter to OBA Financial Services, Inc., Board of Directors, Mr. Charles Weller, CEO, President and Director dated April 8, 2014.

	B	Joint Filing Agreement among the Reporting Persons dated as of April 9, 2014.

	C	Transactions in the Shares of the Issuer by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2014
(Date)

/s/ Christopher DeMuth, Jr.
Christopher DeMuth. Jr.*

Rangeley Capital, LLC

By: /s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr. Managing Member Rangeley Capital Partners, LP By: /s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr. Managing Member of Rangeley Capital GP, LLC
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

April 8, 2014

OBA Financial Services, Inc., Board of Directors
Mr. Charles Weller, CEO, President and Director
20300 Seneca Meadows Parkway
Germantown, MD 20876

Dear Board of Directors:

Rangeley Capital Partners, LP, the investment partnership that I manage has been an owner of OBAF since 2012.   The partnership owns 237,993 shares, approximately 5.89% of OBAF's outstanding common stock.

I am writing to express my support of the definitive merger agreement made between F.N.B. Corporation (NYSE: FNB) and OBA Financial Services (NASDAQ: OBAF). I would like to commend the Board of Directors of OBAF as I believe this transaction is in the best interest of shareholders of both companies as well as the customers of OBA Bank. This transaction will create the scale necessary for this institution to compete, grow and better serve customers in Maryland going forward.

As a function of my support of this transaction my current intention is to vote in favor of the merger.

Regards,

Chris DeMuth Jr.

cc: James Beadles
William Belew, Jr.
Katherine Grice
Paul Hanges, PhD
Evelyn Jackson, MD
Donald Mallorey
Michael Reed
Stacie Rogers

Exhibit B

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D Amendment 1 need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, par value $0.01 per share of OBA FINANCIAL SERVICES, INC.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

/s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr.

Rangeley Capital, LLC

	By:	/s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr.
Managing Member
Rangeley Capital Partners, LP

	By:	/s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr.
Director

April 9, 2014
Date

Exhibit C

TRANSACTIONS IN THE SHARES

60 Day Transaction History

Transaction	Date	Quantity	Price
BUY	4/7/2014	100	$18.42
BUY	4/7/2014	100	$18.46
BUY	4/7/2014	100	$18.66
BUY	4/2/2014	100	$18.51
BUY	3/31/2014	100	$18.29
BUY	3/31/2014	100	$18.61
BUY	3/31/2014	10	$18.67
BUY	3/31/2014	10	$18.67
BUY	3/5/2014	200	$18.60
BUY	3/5/2014	100	$18.62
BUY	3/5/2014	100	$18.62
BUY	3/5/2014	100	$18.62
BUY	3/5/2014	300	$18.62
BUY	3/5/2014	200	$18.63
BUY	3/5/2014	100	$18.66
BUY	3/4/2014	200	$18.66
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	100	$18.65
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	200	$18.66
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	300	$18.61
BUY	3/4/2014	600	$18.61
BUY	3/4/2014	100	$18.61
BUY	3/4/2014	502	$18.66
BUY	3/4/2014	300	$18.66
BUY	3/4/2014	100	$18.66
BUY	3/4/2014	98	$18.66
BUY	3/3/2014	100	$18.66
BUY	3/3/2014	100	$18.56
BUY	3/3/2014	200	$18.55
BUY	3/3/2014	400	$18.56
BUY	3/3/2014	100	$18.66
BUY	3/3/2014	200	$18.66
BUY	3/3/2014	100	$18.48
BUY	3/3/2014	99	$18.60
BUY	3/3/2014	100	$18.61
BUY	3/3/2014	87	$18.61
BUY	3/3/2014	200	$18.65
BUY	3/3/2014	1	$18.65
BUY	3/3/2014	1	$18.65
BUY	3/3/2014	12	$18.65
BUY	3/3/2014	100	$18.66
BUY	3/3/2014	300	$18.66
BUY	3/3/2014	98	$18.43
BUY	3/3/2014	1	$18.64
BUY	3/3/2014	1	$18.65

BUY	2/28/2014	100	$18.66
BUY	2/27/2014	2	$18.70
BUY	2/27/2014	100	$18.68
BUY	2/27/2014	598	$18.72
BUY	2/27/2014	100	$18.72
BUY	2/27/2014	100	$18.71
BUY	2/27/2014	100	$18.69
BUY	2/24/2014	96	$18.91
BUY	2/24/2014	4	$18.89
BUY	2/21/2014	100	$18.68
BUY	2/21/2014	200	$19.01
BUY	2/21/2014	200	$18.95
BUY	2/21/2014	225	$18.98
BUY	2/21/2014	100	$18.93
BUY	2/21/2014	1	$18.98
BUY	2/21/2014	274	$19.01
BUY	2/20/2014	100	$18.61
BUY	2/20/2014	100	$18.61
BUY	2/19/2014	100	$18.61
BUY	2/18/2014	100	$18.91
BUY	2/18/2014	100	$18.91
BUY	2/18/2014	100	$18.91
BUY	2/14/2014	100	$19.01
BUY	2/13/2014	200	$18.61
BUY	2/13/2014	100	$18.60
BUY	2/13/2014	200	$18.60
BUY	2/13/2014	200	$18.59
BUY	2/13/2014	100	$18.61
BUY	2/13/2014	200	$18.59
BUY	2/13/2014	100	$19.06
BUY	2/11/2014	100	$19.06
BUY	2/11/2014	100	$19.06
BUY	2/11/2014	100	$19.06
BUY	2/11/2014	100	$19.11
BUY	2/11/2014	100	$18.99
BUY	2/10/2014	100	$19.01
BUY	2/10/2014	100	$18.74
BUY	2/10/2014	100	$18.74
BUY	2/10/2014	100	$18.99
BUY	2/10/2014	200	$19.00
BUY	2/10/2014	100	$18.74
BUY	2/10/2014	100	$18.74
BUY	2/10/2014	100	$18.99
BUY	2/10/2014	100	$19.01
BUY	2/10/2014	200	$18.59
BUY	2/10/2014	300	$18.59
BUY	2/10/2014	200	$18.59
BUY	2/10/2014	300	$18.61
BUY	2/7/2014	100	$18.61